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                                                                Exhibit 99(a)(9)



                         [Letterhead of GE Capital Services]



Contact:
Mary Horne/Al Cunniff        Andrew Marshall/Elizabeth Ballard
GE Capital                   Hill & Knowlton (UK)
(203) 357-4428               44 171 413 3000

                    GE CAPITAL AND CTR BOARDS ANNOUNCE TERMS OF A
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                              RECOMMENDED CASH OFFER FOR
                              --------------------------
                          CENTRAL TRANSPORT RENTAL GROUP PLC
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LONDON, ENGLAND AND STAMFORD, CT USA, JULY 29, 1997 - The boards of GE Capital
Corporation and Central Transport Rental Group plc (CTR) today announced the terms of a recommended cash offer for CTR to be made by Lazard Brothers on behalf of GE Capital.

The offer will be 16 pence for each CTR share and 48 pence for each CTR ADS, valuing the current issued share capital of CTR at approximately L118 million. The offer represents a premium of approximately 129 percent to the closing price of 7 pence per CTR share and a premium of approximately 132 percent to the closing price of 34.4 cents per CTR ADS on July 28, 1997.

GE Capital has received irrevocable undertakings to accept the offer from directors of CTR in respect of their holdings of 20,000 CTR shares and options over a further 2 million CTR shares. In addition, other shareholders have undertaken to accept the offer in respect of 264.8 million CTR shares and 21.3 million CTR ADSs (representing 44.5 percent of CTR's current issued share capital).

The board of GE Capital believes the acquisition of CTR represents an exceptional opportunity which will benefit the customers of both TIP Europe, a wholly owned subsidiary of GE Capital active in commercial trailer rental, leasing and sales, and CTR. CTR is a well-positioned company with capable, experienced employees, and the support of GE Capital will allow it to reach its full potential.

Commenting on the offer, R. Todd Bradley, Vice President of GE Capital Corporation, said, "We are excited by the opportunity of combining the strengths and industry expertise of CTR and TIP Europe, which will enable us to provide even better services to our customers over a broader geographical area, supported by the financial strength, technology and service expertise of GE Capital."


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Ian Clubb, Chairman of CTR, said, "The offer represents good value for CTR shareholders, and the combination of the two companies creates an opportunity to extend our services for vehicle rental customers in Europe."

The board of CTR, which has been so advised by Deutsche Morgan Grenfell, its financial adviser, considers the terms of the offer to be fair and reasonable. In providing advice to the board of CTR, Deutsche Morgan Grenfell has taken account of the commercial assessments of the directors of CTR. The directors of CTR will unanimously recommend all holders of CTR shares and CTR ADSs to accept the offer.

To obtain a full copy of the press announcement, which includes the Conditions of the Offer, contact GE Capital or Hill & Knowlton.

The offer will not be made to (nor will tenders be accepted from or on behalf of) holders of CTR shares or CTR ADSs in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction of the United States, the securities laws or blue sky laws of which require the offer to be made by a licensed broker or dealer, the offer will be made on behalf of GE Capital by Lazard Freres & Co. LLC, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Lazard Brothers, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for GE Capital and for no one else in connection with the offer and will not be responsible to anyone other than GE Capital for providing the protections afforded to its customers nor for giving advice in relation to the offer.

Deutsche Morgan Grenfell, which is regulated in the United Kingdom by The Securities and Future Authority Limited, is acting for CTR and for no one else in connection with the offer and will not be responsible to anyone other than CTR for providing the protections afforded to its customers nor for giving advice in relation to the offer.

GE Capital, an indirect wholly owned subsidiary of General Electric Company, is a substantial diversified financial services company. GE Capital's activities include equipment management, mid-market financing, specialized financing, specialty insurance and consumer services.

The CTR Group is engaged in transportation equipment rental/leasing, operating substantial trailer rental fleets in Europe. It focuses on the provision of operating leases on several types of trailers, together with other related value-added services, including maintenance and damage protection.


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